Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong


HONGKONG ELECTRIC
GROUP


SEC MAIL PROCESSING
RECEIVED
JUN 07 2005
WASH. D.C.
209
SECTION

27th May 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,


05008730

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

1. Annual Return (Filed with the Hong Kong Companies Registry on 25th May, 2005);

2. Statement of Particulars of Subsidiaries (Filed with the Hong Kong Companies Registry on 25th May, 2005);

3. The list of shareholders in CD-ROM (Filed with the Hong Kong Companies Registry on 25th May, 2005); and

4. A copy of our Annual Report for the year ended 31st December, 2004 (Filed with the Hong Kong Companies Registry on 25th May, 2005).

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 6/9

File No. 82-4086



公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

-

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☒ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
12	5	2005

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

44 Kennedy Road, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

mail@hec.com.hk

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

表格 Form **AR1**

公司編號 Company Number

46996

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

-

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12)

9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$3,300,000,000	2,134,261,654	HK$1	HK$2,134,261,654	HK$2,134,261,654
總值 Total	HK$3,300,000,000	2,134,261,654		HK$2,134,261,654	HK$2,134,261,654

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

46996

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立為法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please see attached Shareholders' list in CD-ROM				
	總數 Total				

表格 Form **AR1**

公司編號 Company Number

46996

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃莉華

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	WONG	Lee-wah, Lillian

前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	14/F., 19 Tai Hang Drive, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E602426(6)

	簽發國家 Issuing Country	號碼 Number
b 海外護照 Overseas Passport	-	-

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 Company Number

46996

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 **Capacity**

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: -

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
MAGNUS	George Colin

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Address	國家 Country
Flat A, 9/F., Block 4, Pacific View, 38 Tai Tam Road	Hong Kong, China

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: XD682766(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 46996

12 董事 Director (續上頁 cont'd)

(註 Note 19)

2 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**	霍建寧

	姓氏 Surname	名字 Other Names
英文姓名 **Name in English**	FOK	Canning Kin-ning

前用姓名 **Previous Names**	-
別名 **Alias**	-

(註 Note 20)

		國家 Country
住址 **Residential Address**	10/F., 1 King Tak Street, Kowloon	Hong Kong, China

(註 Note 21)

電郵地址 **E-mail Address**	-

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E407582(3)

	簽發國家 Issuing Country	號碼 Number
b 海外護照 Overseas Passport	-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格
Form **AR1**

公司編號 Company Number

46996

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director
(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname　　名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) **住址**
Residential Address

國家 Country

(註 Note 21) **電郵地址**
E-mail Address

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country　　號碼 Number

表格 Form **AR1**

公司編號 Company Number

46996

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY
1	1	2004	至 To	31	12	2004

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes - **Continuation Sheet(s) A,** - **Continuation Sheet(s) B,** 12 **Continuation Sheet(s) C and** - **Continuation Sheet(s) D.**

簽署 Signed :



姓名 Name : Lillian Wong

~~董事 Director~~／秘書 Secretary *

日期 Date : 25th May, 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 夏佳理

英文姓名 **Name in English**

ARCULLI	Ronald Joseph
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

26G Shouson Hill Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: XA168716(3)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director

[X] 候補董事 Alternate Director

代替 Alternate to: Canning K.N. Fok

中文姓名 Name in Chinese: 周胡慕芳

英文姓名 Name in English

姓氏 Surname	名字 Other Names
CHOW	Susan Woo Mo-fong

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 9A, Po Garden, 9 Brewin Path, Mid-Levels

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D083448(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
HUNTER	Andrew John

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 13, Stewart Terrace, 81-95 Peak Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K183379(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 甘慶林

英文姓名 Name in English

KAM	Hing-lam
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

2/F., 1 Kotewall Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A682897(6)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
12	5	2005

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(See Note 19) 身份 **Capacity**: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 **Name in Chinese**: -

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
KLUGE	Holger

前用姓名 **Previous Names**: -

別名 **Alias**: -

(See Note 20) 住址 **Residential Address**: 33 Delisle Avenue, Suite 509, Toronto, Ont. M4V 3C7 — 國家 Country: Canada

(See Note 21) 電郵地址 **E-mail Address**: -

(See Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	VG355894

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 **Capacity**

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 **Name in Chinese**: 李蘭意

英文姓名 **Name in English**

LEE	Francis Lan-yee
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(Note 20) 住址 **Residential Address**

Flat B, 24/F., Block 4, Cavendish Heights, 33 Perkins Road, Jardines Lookout

國家 Country: Hong Kong, China

(Note 21) 電郵地址 **E-mail Address**: -

(Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A331694(A)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 李澤鉅

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
LI	Victor Tzar-kuoi

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: 79 Deep Water Bay Road — 國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D457843(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: [X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 佘頌平

英文姓名 Name in English:

SHEA	Ralph Raymond
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: Flat 1, 20/F., Block B, Nicholson Tower, 8 Wong Nai Chung Gap Road

國家 Country: Hong Kong, China

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A194583(4)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

E Note 19) 身份 **Capacity**

[X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 **Name in Chinese**: -

英文姓名 **Name in English**

SIXT	Frank John
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

E Note 20) 住址 **Residential Address**

Flat G/B, Knightsbridge Court, 28 Barker Road, The Peak

國家 Country: Hong Kong, China

E Note 21) 電郵地址 **E-mail Address**: -

E Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K081217(A)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) **身份 Capacity**

[X] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese

曹槩森

英文姓名 Name in English

TSO	Kai-sum
姓氏 Surname	名字 Other Names

前用姓名 Previous Names

-

別名 Alias

-

Note 20) **住址 Residential Address**

House B, 90 Peak Road, The Peak	Hong Kong, China
	國家 Country

Note 21) **電郵地址 E-mail Address**

-

Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

D056246(8)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number: 46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[X] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 黃頌顯

英文姓名 Name in English

姓氏 Surname	名字 Other Names
WONG	Chung-hin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: D72 Carolina Gardens, 34 Coombe Road

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

12	5	2005
日 DD	月 MM	年 YYYY

公司編號 Company Number

46996

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[X] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 **Name in Chinese**: 余立仁

英文姓名 **Name in English**

YEE	Ewan Lup-yuen
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**: 5 Fontana Garden, 11/F., Ka Ning Path, Tai Hang

國家 Country: Hong Kong, China

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A927361(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

File No. 82-4086



公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b) 條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2004
日 DD	月 MM	年 YYYY

本陳述書包括 ________ 頁附表。

This Statement includes 4 page(s) of Schedule.

簽署 Signed :

姓名 Name : Lillian Wong
董事 ~~Director~~／秘書 Secretary *

日期 Date : 25th May 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
The Hongkong Electric Company, Limited 香港電燈有限公司	Hong Kong	Ordinary	100	
Associated Technical Services Limited 港燈協聯工程有限公司	Hong Kong	Ordinary	100	
Cavendish Construction Limited 嘉雲建設有限公司	Hong Kong	Ordinary	100	
Fortress Advertising Company Limited 豐澤廣告有限公司	Hong Kong	Ordinary	100	
Hongkong Electric Fund Management Limited 香港電燈基金管理有限公司	Hong Kong	Ordinary	100	
Best Liaison Limited 匯英有限公司	Hong Kong	Ordinary		100
Fenning Limited	Hong Kong	Ordinary	100	
A.S.L. Transport Limited	Hong Kong	Ordinary	100	
Gusbury Enterprises Incorporation	Panama	Ordinary	100	
HKE International Limited	British Virgin Islands	Ordinary	100	
Hongkong Electric (Cayman) Limited	Cayman Islands	Ordinary	100	
Hongkong Electric Finance (Cayman) Limited	Cayman Islands	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hongkong Electric International Limited	British Virgin Islands	Ordinary	100	
HEI Investment Holdings Limited	Hong Kong	Ordinary		100
Rayong Energy Developments Limited	British Virgin Islands	Ordinary		100
Sigerson Business Corp.	British Virgin Islands	Ordinary		100
HEI Utilities (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
HEI Power (Malaysian) Limited	Labuan, Malaysia Continued to British Virgin Islands	Ordinary		100
Hong Kong Electric International Finance (Australia) Pty Limited	Australia	Ordinary		100
HEI Transmission Finance (Australia) Pty Limited	Australia	Ordinary		100
Hongkong Electric (Panama) Ltd. Inc.	Panama	Ordinary	100	
Hongkong Electric (BVI) Ltd.	British Virgin Islands	Ordinary	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC1**

(附表一 **Schedule 1**)

公司編號 **Company Number**

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hongkong Electric (Natural Gas) Limited	British Virgin Islands	Ordinary	100	
Loyal Choice Resources Limited	Hong Kong	Ordinary	100	
Hongkong Electric Finance Ltd.	British Virgin Islands	Ordinary		100
Lobo Dynamic Investment Limited	Hong Kong	Ordinary	100	
HEI China Limited	British Virgin Islands	Ordinary		100
Takako Holdings Limited	British Virgin Islands	Ordinary		100
Riverland Investment Limited	British Virgin Islands	Ordinary		100
Hongkong Electric International Power (Mauritius) Limited	Republic of Mauritius	Ordinary		100
HEI Utilities Development Limited	Labuan, Malaysia Continued to Bahamas	Ordinary		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

46996

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
HEI Electricity Distribution (Malaysian) Limited	Labuan, Malaysia	Ordinary		100
HEI Distribution Finance (Australia) Pty Ltd.	Australia	Ordinary		100
Dunway Investment Limited	British Virgin Islands	Ordinary	100	
Kentson Limited	British Virgin Islands	Ordinary		100
Coty Limited	British Virgin Islands	Ordinary	100	
Alpha Central Profits Limited	British Virgin Islands	Ordinary		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)